Subject: SideChannel (SDCH): Amended Offer to Exchange
Date: Sunday, December 3, 2023 at 3:54:47 PM Pacific Standard Time
From: Ryan Polk
To: 2021 SideChannel Warrant Holder

On November 6, 2023, we announced a cashless warrant exchange offer to convert your 2021 SideChannel warrants ("Current Warrants") for a combination of common stock and new warrants.

We may need to engage the capital market to pursue strategic, accretive opportunities. The Current Warrants are highlighted as a problem by firms we speak with in the capital market ecosystem. In short, the Current Warrants that we all wish were in the money, are a contributing factor to our inability to create the value necessary for the Current Warrants to be in the money.

We have a few options for working around the problematic clauses in the Current Warrants:

- wait until they expire in April 2026,
- hope for sufficient open-market buying to push the stock price above $0.36 prior to April 2026,
- pursue strategic growth initiatives through new entities that are not funded through SideChannel, or
- convert the Current Warrants into a friendlier basket of securities.

We believe the last option in the form of this offer to exchange your Current Warrants for a combination of common stock and new warrants is the simplest, and lowest cost path for overcoming this hurdle while providing holders of the Current Warrants the best option for participating in potentially transformative events.

The November 6 offer was developed using feedback from investors regarding our objective to remove the Current Warrants from our cap table.

In exchange for helping us remove these toxic Current Warrants from the cap table, we are offering you something with immediate value – common stock – and a new warrant that has a higher probability than the Current Warrant of providing value to you in the future.

The new warrant:

- has an $0.18 exercise price (vs $0.36 in the Current Warrants),
- provides a 5-year term (expiring in December 2028 vs April 2026 for the Current Warrants),
- removes restrictions on cashless exercise (restricted in the Current Warrants), and
- automatically converts if the stock trades above $0.36 for 30 consecutive trading days (no automatic conversion in the Current Warrants).

The form of the new warrant agreement is attached ("02 – SDCH 2023 Warrant Agreement").

On November 21, we received a letter from the Securities and Exchange Commission ("SEC") asking for clarifications, corrections, and updates to the documents filed with the SEC related to the November 6 offer. We filed a response to the letter with the SEC on Friday, December 1.

Today, Monday, December 4, we filed the attached Amended Offer to Exchange with the SEC ("01 – SDCH Amended Offer to Exchange"). The Amended Offer to Exchange supersedes the Offer to Exchange you received on November 6.

No changes were made to the terms of the cashless warrant exchange offer. The terms remain the same.

- 1 share of common stock for every 6 Current Warrants
- 1 new warrant for every 2.5 Current Warrants
- Expiring December 15, 2023

Please note, no cash is required for this warrant inducement program.

We encourage you to thoroughly review the Amended Offer to Exchange.

Last, a few investors have asked for a "break-even" analysis comparing the Current Warrants to the combination of common stock and new warrants being offered in the cashless exchange program. An example of such an analysis for 555,556 Current Warrants is attached ("03 – SDCH Warrant Exchange Break-even Analysis"). The break-even prices are the same for each Current Warrant quantity; however, please let me know if you would like to see this analysis prepared for your specific quantity of Current Warrants.

If you have executed the Letter of Transmittal, then no further action is needed on your part. We will be issuing the common stock and new warrants by the end of the day Tuesday December 19, 2023.

If you would like to participate but have yet to communicate your intent, you may do so by:

- executing the personalized Letter of Transmittal that has been sent to you via DocuSign,
- mailing a completed Letter of Transmittal to our corporate office at SideChannel, Inc., Attn: Accounting, 146 Main Street, Suite 405, Worcester, MA 01608, or
- emailing a scanned, completed Letter of Transmittal using accounting@sidechannel.com.

We are grateful for the input we have received to develop this offer, for the gratitude many of you have expressed for our progress during the last eighteen months, and for the support we are receiving for this warrant exchange program. Thank you.

Regards,

Ryan Polk, 317-910-0838